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April 30, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthways, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 28, 2014 by North Tide Capital Master, LP, North Tide
Capital, LLC, Conan J. Laughlin, Edwin “Mac” Crawford,
Bradley S. Karro, and Paul H. Keckley
File No. 000-19364

Dear Mr. Reynolds:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 30, 2014 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with North Tide Capital Master, LP and the other participants in the solicitation (collectively, “North Tide”), and we provide the following responses on North Tide’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Revised Preliminary Proxy Statement (the “Proxy Statement”).

Proposal No. 1 Election of Directors, page 12

1.
We note your response to comment 1 in our letter dated April 24, 2014. Your revised disclosure states that Mr. Crawford was Chairman of the Board of Directors of CVS Caremark Corporation from March 2007 until November 2008. Refer to the Form 8-K filed by CVS Caremark Corporation on November 7, 2007, which states “On November 7, 2007, the CVS Caremark Corporation (the “Company”) announced that E. Mac Crawford, Chairman of the Board of Directors (the “Board”) of the Company had retired, and had therefore resigned as well from the Board, effective immediately. Simultaneously, the Company announced that the members of the Board unanimously designated Thomas M. Ryan as Chairman of the Board, also effective November 7, 2007.” Also refer to the Form 10-K and the Definitive Proxy Statement filed by CVS Caremark Corporation on February 27, 2008 and March 28, 2008, respectively, both of which disclose that Thomas M. Ryan has served as Chairman of the Board of CVS Caremark Corporation since November 2007. Please explain this discrepancy.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 30, 2014

We acknowledge the Staff’s comments and have revised the Proxy Statement to clarify that Mr. Crawford retired from his position with CVS Caremark Corporation in November 2007. See pages 11 and 12 of the Proxy Statement.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.